UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: January 30, 2020

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2018 (AUDITED) AND 2019 (UNAUDITED)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2018 (AUDITED) AND 2019 (UNAUDITED)

S/     =     Peruvian Sol
US$  =    United States dollar

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at	As at
		December 31,	December 31,
	Note	2018	2019

Current assets
Cash and cash equivalents	8	801,140	948,978
Trade accounts receivables, net		1,007,828	845,548
Work in progress, net		28,538	32,747
Accounts receivable from related parties	9	34,903	40,892
Other accounts receivable		588,451	436,645
Inventories, net		514,047	552,573
Prepaid expenses		10,549	11,348
		2,985,456	2,868,731

Non-current assets as held for sale		247,798	204,769

Total current assets		3,233,254	3,073,500

Non-current assets
Long-term trade accounts receivable, net		1,020,067	776,763
Long-term work in progress, net		32,212	-
Long-term accounts receivable from related parties	9	778,226	546,938
Prepaid expenses		33,697	27,963
Other long-term accounts receivable		302,957	308,241
Investments in associates and joint ventures	10	257,765	37,036
Investment property		29,133	28,326
Property, plant and equipment, net	11	470,554	443,870
Intangible assets, net	11	847,095	853,271
Right-of-use assets, net	11	-	78,813
Deferred income tax asset		425,436	229,940
Total non-current assets		4,197,142	3,331,161

Total assets		7,430,396	6,404,661

LIABILITIES AND EQUITY
		As at	As at
		December 31,	December 31,
	Note	2018	2019

Current liabilities
Borrowings	12	826,474	453,509
Bonds	13	39,167	44,737
Trade accounts payable		1,079,531	1,138,348
Accounts payable to related parties	9	55,941	38,917
Current income tax		25,807	47,999
Other accounts payable		632,669	643,262
Provisions	14	6,197	113,483
Total current liabilities		2,665,786	2,480,255

Non-current liabilities as held for sale		225,828	212,627

Total current liabilities		2,891,614	2,692,406

Non-current liabilities
Borrowings	12	376,198	344,806
Long-term bonds	13	897,875	879,305
Other long-term accounts payable		574,110	271,212
Long-term accounts payable to related parties	9	21,849	22,582
Provisions	14	103,411	209,882
Derivative financial instruments		61	52
Deferred income tax liability		75,347	102,822
Total non-current liabilities		2,048,851	1,830,661
Total liabilities		4,940,465	4,523,543

Equity
Capital	15	729,434	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		992,144	1,131,051
Other reserves		(170,620)	(177,506)
Retained earnings		375,417	(506,488)
Equity attributable to controlling interest in the Company		2,088,360	1,480,960
Non-controlling interest		401,571	400,158
Total equity		2,489,931	1,881,118
Total liabilities and equity		7,430,396	6,404,661

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2018	2019

Revenues from construction activities		1,961,100	2,411,880
Revenues from services provided		1,003,623	1,089,724
Revenue from real estate and sale of goods		934,739	583,659
		3,899,462	4,085,263

Cost of construction activities		(1,921,112)	(2,351,541)
Cost of services provided		(741,172)	(866,330)
Cost of real estate and sale of goods		(562,689)	(425,352)
	16	(3,224,973)	(3,643,223)
Gross profit		674,489	442,040

Administrative expenses	16	(278,433)	(213,594)
Other income and expenses	17	(61,335)	(545,592)
Loss from the sale of investments		(7)	-
Operating profit (loss)		334,714	(317,146)

Financial expenses		(247,982)	(227,355)
Financial income		50,925	74,656
Share of the profit or loss in associates and joint ventures		(3,709)	(499)
Profit (loss) before income tax		133,948	(470,344)
Income tax	18	(113,318)	(321,023)
Profit (loss) from continuing operations		20,630	(791,367)

Profit (loss) from discontinued operations	21	36,785	(42,996)
Profit (loss) for the period		57,415	(834,363)

Profit (loss) attributable to:
Owners of the Company		(83,188)	(880,443)
Non-controlling interest		140,603	46,080
		57,415	(834,363)

Loss per share attributable to owners of the
Company during the year		(0.125)	(1.071)
Loss per share from continuing operations
attributable to owners of the Company during the year		(0.154)	(1.019)

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2018	2019

Profit for the year		57,415	(834,363)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		16,589	-

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		119	6
Foreign currency translation adjustment, net of tax		5,733	(8,170)
Exchange difference from net investment in a foreign operation, net of tax		(8,147)	(457)
		-	-
		(2,295)	(8,621)
Other comprehensive income for the year, net of tax		14,294	(8,621)
Total comprehensive income for the year		71,709	(842,984)

Comprehensive income attributable to:
Owners of the Company		(67,548)	(887,329)
Non-controlling interest		139,257	44,345
		71,709	(842,984)

Comprehensive income attributable to owners of the Company:
Continuing operations		(131,284)	(845,679)
Discontinued operations		63,736	(41,650)
		(67,548)	(887,329)

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2019
(All amounts are expressed in thousands of S/ unless otherwise stated)
	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
- IFRS adoption	-	-	-	-	-	-	(52,564)	(52,564)	(979)	(53,543)
Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535
(Loss) profit for the year	-	-	-	-	-	-	(83,188)	(83,188)	140,603	57,415
Cash flow hedge	-	-	-	-	-	113	-	113	6	119
Adjustment for actuarial gains and losses	-	-	-	-	-	-	16,589	16,589	-	16,589
Foreign currency translation adjustment	-	-	-	-	-	6,930	-	6,930	(1,197)	5,733
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(7,992)	-	(7,992)	(155)	(8,147)
Comprehensive income of the year	-	-	-	-	-	(949)	(66,599)	(67,548)	139,257	71,709
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(102,772)	(102,772)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(84,442)	(84,442)
- Additional acquisition of non-controlling	-	-	-	-	(9,583)	-	-	(9,583)	(4,050)	(13,633)
- Capital Increase	69,380	69,380	-	-	68,223	-	-	137,603	-	137,603
- Deconsolidation CAM Group	-	-	-	-	-	-	(42,878)	(42,878)	18,221	(24,657)
- Deconsolidation Stracon GyM	-	-	-	-	51,709	-	(51,709)	-	(29,412)	(29,412)
Total transactions with shareholders	69,380	69,380	-	-	110,349	-	(94,587)	85,142	(202,455)	(117,313)
Balances as of December 31, 2018	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

- IFRS adoption	-	-	-	-	-	-	(1,462)	(1,462)	-	(1,462)
Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469
(Loss) profit for the year	-	-	-	-	-	-	(880,443)	(880,443)	46,080	(834,363)
Cash flow hedge	-	-	-	-	-	6	-	6	-	6
Foreign currency translation adjustment	-	-	-	-	-	(6,440)	-	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(452)	-	(452)	(5)	(457)
Comprehensive income of the year	-	-	-	-	-	(6,886)	(880,443)	(887,329)	44,345	(842,984)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(32,996)	(32,996)
- Capital increase	142,484	142,484	-	-	138,907	-	-	281,391	-	281,391
Total transactions with shareholders	142,484	142,484	-	-	138,907	-	-	281,391	(45,758)	235,633
Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,131,051	(177,506)	(506,488)	1,480,960	400,158	1,881,118

The accompanying notes on pages 6 to 37 are part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
		For the year
		ended December 31,
	Note	2018	2019

OPERATING ACTIVITIES
Profit (loss) before income tax		170,733	(513,340)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		125,419	97,352
Amortization		112,072	104,225
Impairment of inventories		-	4,503
Impairment of accounts receivable and other accounts receivable		65,076	295,346
Reversal of impairment of inventories		(26,993)	(4,752)
Debt condonation		-	(18,186)
Impairment (reversal) of property, plant and equipment		-	17,756
Impairment of intangible assets		5,664	38,814
Reversal of impairment of accounts receivable		-	(19,448)
Reversal of impairment of intangible assets		-	(20,676)
Indemnification		686	-
Change in the fair value of the liability for put option		(6,122)	4,697
Other provisions		75,369	185,930
Financial expense,net		177,649	152,218
Foreign exchange loss (gain) on loans		-	-
Impairment of investments		-	218,660
Share of the profit and loss in associates and joint ventures
under the equity method of accounting		3,709	499
Reversal of provisions		(6,218)	(9,789)
Disposal of assets		16,327	5,386
Loss (profit) on sale of property, plant and equipment		7,105	(10,815)
Loss on sale from available-for-sale financial assets		1,529	-
Profit on sale of investments in subsidiaries		(73,642)	-
Loss on remeasurement of accounts receivable		25,110	42,739
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		(236,011)	460,316
Other accounts receivable		190,354	141,304
Other accounts receivable from related parties		24,609	260,679
Inventories		200,575	(34,575)
Pre-paid expenses and other assets		18,309	4,935
Trade accounts payable		10,917	63,802
Other accounts payable		(311,848)	(279,102)
Other accounts payable to related parties		92,613	(299,464)
Other provisions		(6,615)	(2,178)
Interest payment		(188,704)	(157,476)
Payments for purchases of intangibles - Concessions		(10,305)	(21,902)
Payment of income tax		(178,094)	(111,254)
Net cash provided by operating activities		279,273	596,204

INVESTING ACTIVITIES
Sale of investment		222,971	-
Sale of property, plant and equipment		31,852	18,607
Sale of non-current assets held for sale, net		16,244	-
Interest received		36,508	6,553
Dividends received		1,823	1,517
Payment for purchase of investments properties		(209)	(88)
Payments for intangible purchase		(86,799)	(84,732)
Payments for purchase and contributions on investment in associate and joint ventures		(3,770)	-
Payments for property, plant and equipment purchase		(80,765)	(76,707)
Net cash provided by (applied to) investing activities		137,855	(134,850)

FINANCING ACTIVITIES
Loans received		1,018,624	581,637
Amortization of loans received		(1,265,920)	(1,074,259)
Amortization of bonds issued		(28,914)	(31,335)
Payment for transaction costs for debt		-	(4,770)
Dividends paid to non-controlling interest		(102,772)	(12,762)
Cash received (return of contributions) from non-controlling shareholders		(59,053)	(32,996)
Capital increase		137,603	281,391
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		389	-
Net cash applied to financing activities		(300,043)	(293,094)
Net increase (net decrease) in cash		117,085	168,260
Exchange difference		57,756	(20,303)
Cash and cash equivalents at the beginning of the period		626,180	801,021
Cash and cash equivalents at the end of the period	8	801,021	948,978

NON-CASH TRANSACTIONS:
Capitalization of interests		3,361	7,229
Acquisition of assets through finance leases		2,365	3,851
Accounts payable to the non-controlling interest for purchase of investments		14,022	-
Contribution in inventories		25,389	-
Acquisition of right-of-use assets		-	101,745

The accompanying notes on pages 6 to 37 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2018 (AUDITED) AND 2019 (UNAUDITED)

1.	GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the Company) is the parent Company of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in Group companies. Additionally, the Company provides services of strategic and functional advice and office leases to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

These condensed interim consolidated financial statements for the year ended December 31, 2019, were authorized preliminary by Management, and Board of Directors’ on January 30, 2020.

c)	Current situation of the Company

1)	Projects conducted in association with companies of the Odebrecht Group

As for the Lava Jato case, the Company participated directly or through its subsidiaries as minority partners in certain entities that developed six infrastructure projects in Peru with companies belonging to the group Odebrecht (hereinafter Odebrecht). In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects (tranches 2 and 3 of the Interoceanica Sur highway (“IIRSA Sur”) and the project to construct the Lima Metro (Electric Train).

i)	IIRSA Sur

With respect to the investigations conducted in relation to IIRSA Sur, the Public Prosecutor's Office indicted the former Chairman of the Board of Directors, for collusion; a former Director, and a former executive of the Company, for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. have been incorporated as civilly liable third parties in the investigation process, which means that the court will assess whether these entities are obligated to compensate the Peruvian Government for damages suffered as a result of the facts under investigation.

ii)	Electric Train

GyM S.A. has been incorporated as a civilly liable third party in the process related to the Electric Train construction project, tranches 1 and 2. The former Chairman of the Board of Directors, a former director and a past officer of the Company has been incorporated in the investigation.

2)	The Construction Club

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club. Throughout the investigation, GyM S.A. has provided to Indecopi with all the information requested and continues collaborating with the ongoing investigations.

The Company’s former commercial manager is under a criminal investigation, as well as other individuals related to other construction companies. GyM S.A. has been incorporated as legal entity under investigation in the criminal proceedings as a civilly liable third party along with 11 other construction companies.

3)	Gasoducto Sur Peruano (GSP)

The Company concluded that has an exposure to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project), even though as of to date it has not been incorporated as liable third party or as legal entity under investigation.

This conclusion is based on the fact that is public that the former Chairman of the Board of Directors and a former director are in a process of effective collaboration in relation to this process, among others.

4)	External Investigations related to businesses with Odebrecht Group and to the facts under criminal investigation.

On January 9, 2017, the Board of Directors approved a plan to conduct an internal investigation related to six projects executed in association with Odebrecht.

On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee who was in charge of the oversight of the investigation independent from management. The external investigation was entrusted to the law firm Simpson, Thatcher and Bartlett, who reported exclusively to the Risk, Compliance and Sustainability Committee in order to preserve the independence of the investigation.

The External investigation concluded on November 2, 2017, and found no evidence for determining that the Group or any of its former or current directors or executives had intentionally or knowingly participated in acts of corruption related to the six projects developed in association with Odebrecht.

The Company continued to investigate the facts that were the subject of the criminal investigations described above, including topics that were beyond the scope of the investigation conducted by Simpson, Thatcher and Bartlett. After an extensive and costly review process, the Company obtained findngs relevant to the pending criminal investigations and decided to contribute them in their entirety to the authorities within the framework of an effective collaborative process.

On December 27, 2019, and as a result of its collaboration to the investigations, the Company signed a preliminary agreement whereby the Anti-Corruption Prosecutor and the Ad hoc Prosecutor's Office commit to entering into a definitive effective collaboration agreement with the Company that grants certainty regarding contingencies arising as a consequence of the above- mentioned processes. In addition, in the aforementioned preliminary agreement, the Anti- Corruption Prosecutor and the Ad hoc Prosecutor's Office authorized the Company to disclose the existence of the agreement but maintains the legal reservation on its contents.

5)	Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in subsections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

•	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
•	The implementation of a compliance program; and
•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation. In addition, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice that provides to the terms and conditions that govern the trust that will secure its contingent obligations for an amount confirmed by authorities of S/80 million (equivalent to US$24 million).

On the other hand, based on the standards indicated and their guidelines, management has estimated that the value of the contingency for the cases described above should not exceed US$282 million (equivalent to S/85 million). (Note 14).

Nonetheless, the Company, through its external attorneys, continues to conduct an ongoing evaluation of the information related to the criminal investigations described in this Note 1 in order to keep its defense prepared in the event of any new charges arises during those investigations. In conducting the aforementioned evaluation, the Company does not rule out the possibility of finding, in the future, adverse evidence, nor does rule out that authorities or third parties will find, in the future, adverse evidence not currently known to date during the investigations being conducted.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended December 31, 2019 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The condensed interim consolidated financial statements provide comparative information regarding prior periods; however, they do not include all the information and disclosures required in the annual consolidated financial statements, so they must be read together with the audited consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with International Standards. of Financial Information (hereinafter "IFRS").

The condensed interim consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

3.	SIGNIFICANT ACCOUNTING POLICIES

The group has decided not to adopt any standard, interpretation or modification issued in advance, that is not yet effective.

The accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements at December 31, 2018, except for the new international financial information regulations (IFRS) effective as of January 1, 2019, explained as follows:

3.1   IFRS 16 Leases (Note 11 and Note 12).

The Group has adopted IFRS 16 Leases (hereinafter “IFRS 16”) from January 1, 2019.

In the adoption of IFRS 16, the Group recognized liabilities related to leases that have been previously classified as operating leases under IAS 17. These liabilities have been measured based on the present value of the remaining future payments, discounted using a rate of incremental interest as of January 1, 2019 (7.3% average interest rate).

As a result of the effect of the transition of IFRS 16, right-of-use assets and liabilities for S/97.7 million were recognized as of January 1, 2019 (representing 1.33% and 2.15% of total assets and liabilities, respectively). As part of the initial application of IFRS 16, the Company used the modified retrospective method, therefore, the financial statements for previous years were not modified.

The effect of IFRS 16 in the Group's financial statements is detailed as follows:

Impact of application of IFRS 16
At
December 31,
Impact on assets	2019

Right-of-use
Right-of-use buildings	63,479
Right-of-use vehicles	19,669
Right-of-use machinery	18,597
Total right-of-use assets	101,745

Cumulative depreciation	(22,958)
Foreign currency translation effect	26

Impact on assets (Note 11)	78,813

At
December 31,
Impact on liabilities	2019

Addition of liabilities for right-of-use	101,745
Accrued interest	5,617
Amortization	(20,326)
Interest paid	(5,368)
Foreign currency translation effect	(11)
Exchange difference	(1,441)
Impact on liabilities	80,216

Short-term liabilities for right-of-use	18,246
Long-term liabilities for right-of-use	61,970
Impact on liabilities (Note 12)	80,216

3.2	IFRIC 23: Uncertainty over Income Tax Treatments.

IFRIC 23 Uncertainty regarding income tax treatments (hereinafter “IFRIC 23”), describe the assessment you must comply with when there is a tax treatment for which you are uncertain about whether or not to be accepted by the tax administration, according to the interpretation of tax legislation. If the company identifies uncertain tax treatments, the effect of the uncertainty must be identified through a provision of the current income tax or the deferred income tax, whichever is applicable.

The Group adopted IFRIC 23 from January 1, 2019. This rule regulates how to determine the accounting record of a tax position when there is uncertainty about income tax treatments.

The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or in groups; and assess whether a tax authority is likely to accept uncertain tax treatment to be used by an entity in its income tax returns.

If tax authority accept, the Group must determine its tax position in a manner consistent with the tax treatment used or intended to be used in its tax returns.

If not, the Group must reflect the effect of uncertainty in determining its tax position using the most probable amount method or the expected value method.

Uncertain tax positions have been evaluated separately in each Group company and have been identified as the best method the most likely amount. Based on the foregoing, the Group has recognized an income tax accrual of S/0.5 million and a decrease in deferred income tax assets of S/1 million, affecting the retained earnings on S/1.5 million. Due to the aforementioned tax uncertainty, there is a possibility that, at the end of the processes of the years open to the audit, the final result may differ significantly.

4.	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i.	Foreign Exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2018 and December 31, 2019, and, this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

ii.	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the condensed interim consolidated financial statements.

iii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

b)	Credit risk

Credit risk arises from cash and cash equivalent and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed. As a consequence, the Group implemented a divestment plan and a capital rase to be able to meet the obligations resulting from this scenario, that has been fulfilled, managing to reduce these obligations in an important way.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested  in  interest-bearing checking  accounts or  time  deposits,  selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
At December 31, 2018	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	-	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables	1,079,531	-	-	-	1,079,531
Accounts payables to related
parties	55,941	21,849	-	-	77,790
Other accounts payables	116,806	17,777	338,627	-	473,210
Other non-financial liabilities	-	61	-	-	61
	2,194,631	473,542	837,621	1,215,981	4,721,775

	Less than	1-2	2-5	More than
At December 31, 2019	1 year	years	years	5 years	Total

Other financial liabilities (except
for finance leases)	474,530	150,303	139,939	-	764,772
Finance leases	10,826	3,467	13,346	-	27,639
Lease liability for right-of-use asset	24,965	38,789	31,167	7,603	102,524
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables	1,138,348	-	-	-	1,138,348
Accounts payables to related
parties	38,917	21,746	-	836	61,499
Other accounts payables	203,143	36,497	194,908	-	434,548
Other non-financial liabilities	-	52	-	-	52
	2,006,419	408,370	737,821	1,086,399	4,239,009

4.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and tomaintain an optimal capital structure to reduce the cost of capital. From 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note12).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2018 and 2019, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

		At	At
		December 31,	December 31,
		2018	2019
Total financial liabilities and bonds (Note 12 and Note 13)		2,139,714	1,722,357
Less: Cash and cash equivalents (Note 8)		(801,140)	(948,978)
Net debt	)	1,338,574	773,379
Total equity		2,489,931	1,881,118
Total capital		3,828,505	2,654,497

Gearing ratio		0.35	0.29

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within (Level 1) that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest- rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Group considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 12, has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Group for similar financial instruments (Level 2).

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2018. Except for the impairment of investment of Gasoducto Sur Peruano and taxes.

5.1	Impairment of investment and receivables in Gasoducto Sur Peruano

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 10-i), the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Management has deteriorate the entirety of this investment.

In that process, the Group has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming two key factors: (i) the amount that GSP will recover as a result of the public auction, and (ii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

As of December 1, 2018 in relation to the amount to be recovered by GSP, the Group is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire within a year, under the relevant contractual terms and conditions. As of 31 December, 2019 the recovery of NCA estimated by Management equals 50%, as a result of the signing of the collaboration preliminary agreement.

With relation to the validity of its right to subordinate the Odebrecht Group’s liabilities in GSP, Management´s assessment, in consultation with its legal advisors, is that although some uncertainties exist, these do not represent a material risk for exercising this right.

The concession agreement also established two additional tranches of 82.5% or 100% of the NCA to be recovered as a result of public auction, depending on several factors. In any of these scenarios, the Group would be able to recover their total investment and no additional impairment would be necessary to be recognized.

5.2	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Group seeks legal and tax counsel before making any decision on tax matters.

Deferred tax assets and liabilities are calculated on the temporary differences arising between the tax basis  of  assets  and  liabilities    and  the  amounts  stated  in  the    financial    statement of each entity that makes up the Group, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the income statement in the period in which the change takes effect.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available evidence, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Group’s maximum exposure to tax contingencies amounts to S/71.4 million.

The income tax for the year includes Management's evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.  Based on the foregoing, the Group has recognized an income tax accrual of S/0.5 million and a decrease in deferred income tax assets of S/1 million, affecting the retained earnings on S/1.5 million. Due to the aforementioned tax uncertainty, there is a possibility that, at the end of the processes of the years open to the audit, the final result may differ significantly.

6.	INTERESTS IN OTHER ENTITIES

In December 2019, the subsidiary Viva GyM S.A. through the General Shareholders' Meeting, it agreed to capitalize its supplementary premium for the amount of S/65.3 million to subsequently reduce the share capital in a non-proportional manner by returning contributions amounting to S/82.3 million. The return did not generate cash outflow as the reciprocal obligations between its shareholders with the subsidiary were offset. Consequently, the Company modified its participation in its subsidiary from 63.4% to 56.2%, in turn its subsidiary GyM S.A. (also a shareholder of Viva GyM S.A.) modified its stake from 36.1% to 43.3%.

Also, in December 2019 the subsidiary GyM S.A. The General Shareholders' Meeting agreed to the capital increase for monetary contributions in the amount of S/146.1 million. Minority shareholders voluntarily waived the pre-emptive subscription right, causing the Company's participation percentage to increase from 98.2% to 98.9%.

On November 2, 2019, the operation contract of Consorcio Terminales of the subsidiary GMP S.A., corresponding to the terminals of Pisco, Mollendo, Ilo, Cusco and Juliaca, was finalized and the assets and operations were delivered to Petroperú. Currently, it is in the process of liquidation assets and liabilities.

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

7.	OPERATING SEGMENTS

Operating segments are reported consistently with the internal reports that are reviewed by the Group’ chief decision-maker; that is, the Executive Committee, which is led by the Chief Executive Officer. This Committee is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, and (iii) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘infraestructure’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of the Goup’s revenue.

The table below shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
				Infrastructure
As of December 31, 2018	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	-	801,140
Trade accounts receivables, net	583,842	54,350	78,013	226,919	598	63,038	1,068	-	1,007,828
Work in progress, net	24,962	-	-	-	-	-	3,576	-	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories, net	27,852	18,823	9,206	25,282	-	448,328	-	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	-	10,549
	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	-	-	-	-	-	-	247,798	-	247,798
Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable, net	14,455	-	33,380	966,202	-	6,030	-	-	1,020,067
Long-term work in progress, net	-	-	32,212	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	744,655	(260,430)	778,226
Prepaid expenses	-	-	28,214	5,152	840	-	-	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	-	-	-	5,604	2,213,023	(2,082,768)	257,765
Investment property	-	-	-	-	-	29,133	-	-	29,133
Property, plant and equipment, net	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets, net	160,088	183,614	466,153	749	-	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	-	620	17,127	218,201	5,963	425,436
Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142
Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	209,492	-	826,474
Bonds	-	-	25,745	13,422	-	-	-	-	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	-	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	-	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	-	632,669
Provisions	521	5,412	-	-	-	264	-	-	6,197
Non-current liabilities classified as held for sale	-	-	-	-	-	-	225,828	-	225,828
Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	-	-	10,684	268,478	-	376,198
Long-term bonds	-	-	299,637	598,238	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	154,756	1,656	26,470	2,605	-	574,110
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,445	-	183,826	(276,676)	21,849
Provisions	32,122	20,234	-	-	-	-	51,055	-	103,411
Derivative financial instruments	-	61	-	-	-	-	-	-	61
Deferred income tax liability	5,564	24,541	7,010	37,178	-	-	1,054	-	75,347
Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851
Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465
Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	-	278,711	13,073	(108,564)	401,571
Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segments financial position
Segment reporting
					Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	31,847	-	948,978
Financial asset at fair value through profit or loss	-	-	-	-	-	-	-	-	-
Trade accounts receivables, net	551,122	63,402	48,793	97,059	1,168	83,019	985	-	845,548
Work in progress, net	29,926	-	-	-	-	-	2,821	-	32,747
Accounts receivable from related parties	202,181	369	29,664	1,853	-	1,144	100,864	(295,183)	40,892
Other accounts receivable	327,977	30,853	25,925	18,548	109	9,509	23,722	2	436,645
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	-	(11,601)	552,573
Prepaid expenses	6,812	1,271	2,779	231	133	-	122	-	11,348
	1,548,102	181,379	237,290	449,181	7,798	591,402	160,361	(306,782)	2,868,731
Non-current assets classified as held for sale	2,398	-	-	-	-	-	202,371	-	204,769
Total current assets	1,550,500	181,379	237,290	449,181	7,798	591,402	362,732	(306,782)	3,073,500

Long-term trade accounts receivable, net	97,256	-	59,834	619,086	-	587	-	-	776,763
Long-term accounts receivable from related parties	290,966	-	15,024	-	10,475	-	567,194	(336,721)	546,938
Prepaid expenses	-	887	24,491	2,307	788	-	-	(510)	27,963
Other long-term accounts receivable	113,879	63,649	9,459	-	7,346	50,449	63,459	-	308,241
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,505,467	(1,592,338)	37,036
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	49,779	(1,159)	443,870
Intangible assets, net	136,547	244,901	443,376	794	-	1,029	19,490	7,134	853,271
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	55,532	(15,315)	78,813
Deferred income tax asset	166,828	4,741	13,054	-	720	19,736	19,685	5,176	229,940
Total non-current assets	1,108,992	531,041	580,204	623,033	19,489	121,529	2,280,606	(1,933,733)	3,331,161
Total assets	2,659,492	712,420	817,494	1,072,214	27,287	712,931	2,643,338	(2,240,515)	6,404,661

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	120,628	(9,039)	453,509
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	31,792	132	39,645	32,431	-	1,138,348
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	45,360	(295,598)	38,917
Current income tax	18,451	961	3,710	23,887	-	704	286	-	47,999
Other accounts payable	441,271	16,721	58,267	4,713	835	83,345	38,110	-	643,262
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Non-current liabilities classified as held for sale	-	-	-	-	-	-	212,627	-	212,627
Total current liabilities	1,785,337	148,578	169,854	97,163	973	263,592	532,022	(304,637)	2,692,882

Borrowings	32,620	116,218	2,070	-	-	11,010	190,671	(7,783)	344,806
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Other long-term accounts payable	222,887	-	15,989	286	2,107	26,841	3,102	-	271,212
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	190,223	(335,099)	22,582
Provisions	80,125	40,268	24,691	-	-	-	64,798	-	209,882
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	21,125	36,476	5,806	39,172	-	-	243	-	102,822
Total non-current liabilities	477,012	193,014	325,942	664,796	25,891	37,851	449,037	(342,882)	1,830,661
Total liabilities	2,262,349	341,592	495,796	761,959	26,864	301,443	981,059	(647,519)	4,523,543
Equity attributable to controlling interest in the Company	330,992	346,415	258,652	232,692	423	137,542	1,659,356	(1,485,112)	1,480,960
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(107,884)	400,158
Total liabilities and equity	2,659,492	712,420	817,494	1,072,214	27,287	712,931	2,643,338	(2,240,515)	6,404,661

Operating segments financial position
Segment reporting
				Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	31,847	-	948,978
Financial asset at fair value through profit or loss	-	-	-	-	-	-	-	-	-
Trade accounts receivables, net	551,122	63,402	48,793	97,059	1,168	83,019	985	-	845,548
Work in progress, net	29,926	-	-	-	-	-	2,821	-	32,747
Accounts receivable from related parties	202,181	369	29,664	1,853	-	1,144	100,864	(295,183)	40,892
Other accounts receivable	327,977	30,853	25,925	18,548	109	9,509	23,722	2	436,645
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	-	(11,601)	552,573
Prepaid expenses	6,812	1,271	2,779	231	133	-	122	-	11,348
	1,548,102	181,379	237,290	449,181	7,798	591,402	160,361	(306,782)	2,868,731
Non-current assets classified as held for sale	2,398	-	-	-	-	-	202,371	-	204,769
Total current assets	1,550,500	181,379	237,290	449,181	7,798	591,402	362,732	(306,782)	3,073,500

Long-term trade accounts receivable, net	97,256	-	59,834	619,086	-	587	-	-	776,763
Long-term accounts receivable from related parties	290,966	-	15,024	-	10,475	-	567,194	(336,721)	546,938
Prepaid expenses	-	887	24,491	2,307	788	-	-	(510)	27,963
Other long-term accounts receivable	113,879	63,649	9,459	-	7,346	50,449	63,459	-	308,241
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,505,467	(1,592,338)	37,036
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	49,779	(1,159)	443,870
Intangible assets, net	136,547	244,901	443,376	794	-	1,029	19,490	7,134	853,271
Deferred income tax asset	166,828	4,741	13,054	-	720	19,736	20,671	5,176	230,926
Total non-current assets	1,108,992	531,041	580,204	623,033	19,489	121,529	2,281,592	(1,933,733)	3,332,147
Total assets	2,659,492	712,420	817,494	1,072,214	27,287	712,931	2,644,324	(2,240,515)	6,405,647

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	120,628	(9,039)	453,509
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	31,792	132	39,645	32,431	-	1,138,348
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	45,360	(295,598)	38,917
Current income tax	18,451	961	3,710	23,887	-	704	286	-	47,999
Other accounts payable	441,271	16,721	58,267	4,713	835	83,345	37,634	-	642,786
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Non-current liabilities classified as held for sale	-	-	-	-	-	-	212,627	-	212,627
Total current liabilities	1,785,337	148,578	169,854	97,163	973	263,592	531,546	(304,637)	2,692,406

Borrowings	32,620	116,218	2,070	-	-	11,010	190,671	(7,783)	344,806
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Other long-term accounts payable	222,887	-	15,989	286	2,107	26,841	3,102	-	271,212
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	190,223	(335,099)	22,582
Provisions	80,125	40,268	24,691	-	-	-	64,798	-	209,882
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	21,125	36,476	5,806	39,172	-	-	243	-	102,822
Total non-current liabilities	477,012	193,014	325,942	664,796	25,891	37,851	449,037	(342,882)	1,830,661
Total liabilities	2,262,349	341,592	495,796	761,959	26,864	301,443	980,583	(647,519)	4,523,067
Equity attributable to controlling interest in the Company	330,992	346,415	258,652	232,692	423	137,542	1,660,818	(1,485,112)	1,482,422
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(107,884)	400,158
Total liabilities and equity	2,659,492	712,420	817,494	1,072,214	27,287	712,931	2,644,324	(2,240,515)	6,405,647

Operating segment performance
Segment Reporting
		Infrastructure
For the year ended December 31, 2018 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	1,960,863	560,506	733,148	586,329	3,270	630,130	62,098	(636,882)	3,899,462
Gross profit (loss)	62,095	120,360	107,092	122,567	592	287,959	(10,564)	(15,612)	674,489
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(296)	(50,730)	(62,890)	40,080	(278,433)
Other income and expenses, net	(13,515)	1,243	(11)	31	-	(1,971)	(47,779)	660	(61,342)
Operating (loss) profit	(87,486)	100,705	71,455	110,591	296	235,258	(121,233)	25,128	334,714
Financial expenses	(82,861)	(15,631)	(26,691)	(20,604)	6	(11,859)	(115,077)	24,735	(247,982)
Financial income	15,122	4,593	2,560	35,147	554	3,556	31,752	(42,359)	50,925
Share of profit or loss in associates
and joint ventures	11,366	1,608	-	-	-	(10)	84,138	(100,811)	(3,709)
(Loss) profit before income tax	(143,859)	91,275	47,324	125,134	856	226,945	(112,076)	(101,651)	133,948
Income tax	14,361	(26,275)	(15,737)	(38,017)	(517)	(69,166)	22,867	(834)	(113,318)
(Loss) profit from continuing operations	(129,498)	65,000	31,587	87,117	339	157,779	(89,209)	(102,485)	20,630
Profit (Loss) from discontinuing operations	44,096	-	-	-	-	-	(3,709)	(3,602)	36,785
(Loss) profit for the period	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

(Loss) profit from attributable to:
Owners of the Company	(86,857)	59,866	26,731	65,338	339	28,921	(85,715)	(91,811)	(83,188)
Non-controlling interest	1,455	5,134	4,856	21,779	-	128,858	(7,203)	(14,276)	140,603
	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

Operating segment performance
Segment Reporting
		Infrastructure
For the year ended December 31, 2019 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	2,797,326	552,584	633,561	397,853	3,555	264,401	87,476	(651,493)	4,085,263
Gross profit (loss)	98,362	108,291	96,424	119,464	500	70,787	(2,168)	(49,620)	442,040
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(40,102)	61,215	(213,594)
Other income and expenses, net	9,937	606	(47,829)	(2,661)	12	20,020	(524,756)	(921)	(545,592)
Operating profit (loss)	(33,122)	84,667	19,972	98,812	115	68,762	(567,026)	10,674	(317,146)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(92,331)	32,990	(227,355)
Financial income	5,643	2,033	2,245	33,215	826	3,829	68,616	(41,751)	74,656
Dividends	-	-	-	-	-	-	12,688	(12,688)	-
Share of profit or loss in associates
and joint ventures	(3,558)	2,293	-	-	-	458	(496,299)	496,607	(499)
(Loss) profit before income tax	(105,208)	75,727	(5,080)	121,079	929	30,729	(1,074,352)	485,832	(470,344)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(197,285)	(1,118)	(321,023)
(Loss) profit from continuing operations	(140,665)	52,816	(22,192)	81,445	423	23,729	(1,271,637)	484,714	(791,367)
Loss from discontinuing operations	-	-	-	-	-	-	(41,876)	(1,120)	(42,996)
(Loss) profit for the period	(140,665)	52,816	(22,192)	81,445	423	23,729	(1,313,513)	483,594	(834,363)

(Loss) profit from attributable to:
Owners of the Company	(137,110)	48,056	(27,842)	61,084	423	(4,995)	(1,303,437)	483,378	(880,443)
Non-controlling interest	(3,555)	4,760	5,650	20,361	-	28,724	(10,076)	216	46,080
	(140,665)	52,816	(22,192)	81,445	423	23,729	(1,313,513)	483,594	(834,363)

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8.	CASH AND CASH EQUIVALENTS

This account comprises:
		At	At
		December 31,	December 31,
		2018	2019
Cash on hand		1,377	1,327
Cash in-transit	)	3,566	5,649
Bank accounts		647,832	785,811
Time deposits		148,365	127,978
		801,140	948,978

 Reconciliation to the consolidated statement of cash flow:

 The above figures reconcile to the amount of cash shown in the statement of cash flows as follows:

		At	At
		December 31,	December 31,
		2018	2019
Cash on hand		1,377	1,327
Cash in-transit	)	3,566	312,637
Bank accounts		647,832	507,036
Time deposits		148,365	127,978
		801,140	948,978

		At	At
		December 31,	December 31,
		2018	2019

Cash and cash equivalent on Consolidated statement of
financial position		801,140	948,978
Bank overdrafts (Note 12))		(119)	-
Balances per consolidated statement of cash flows		801,021	948,978

9.	TRANSACTIONS WITH RELATED PARTIES

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

		At December 31,
		2018	2019
Revenue from sales of goods and services:
- Associates	)	1,704	108
- Joint operations		56,560	44,130
		58,264	44,238

Inter-company services were agreed based on market terms as if they had been agreed to third parties.

b) Balances of transactions with related parties

		At December 31,		At December 31,
		2018		2019
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,122	-	9,042	-
Consorcio Peruano de Conservacion	6,417	-	3,592	-
Consorcio Italo Peruano	3,322	4,996	1,011	363
Consorcio Constructor Chavimochic	2,138	6,199	-	5,953
Consorcio GyM Conciviles	1,855	-	1,257	1,958
Consorcio La Gloria	1,369	1,006	1,750	1,017
Consorcio Ermitaño	781	624	831	440
Terminales del Peru	459	-	1,176	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	11,804	-	1,088
Consorcio Rio Mantaro	-	6,655	-	5,869
Consorcio Vial Quinua	-	1,970	-	2,048
Consorcio Huacho Pativilca	-	475	1,419	5,895
Consorcio CDEM	-	-	638	-
Consorcio GyM-Stracon	-	-	2,230	-
Consorcio GyM-OSSA	-	-	7,202	-
Consorcio Chicama Ascope	-	-	2,471	-
Other minors	9,215	11,323	5,641	2,103
	34,678	45,052	38,260	26,734

Other related parties
Ferrovias Argentina	-	10,242	-	12,183
Peru Piping Spools S.A.C.	225	-	2,632	-
Other minors	-	647	-	-
	225	10,889	2,632	12,183
Current portion	34,903	55,941	40,892	38,917

Non-current portion:
Gasoducto Sur Peruano S.A	773,927	-	544,839	-
Ferrovias Participaciones	-	21,849	-	22,582
Consorcio Constructor Chavimochic	-	-	2,099	-
Other minors	4,299	-	-	-
Non-current	778,226	21,849	546,938	22,582

Receivables and payables are mainly current and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and are related to sales of goods and services. These balances are non-interest-bearing, and during 2019 do not require a provision for impairment.

Accounts payable to related parties mainly related to services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10.   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The movement of our investments in associates for the period ended December 31, 2018 and 2019 is as follows:

		At December 31,
	2018	2019

Beginning balance	268,671	257,765
Contributions received	5,616	-
Dividends received	(1,823)	(1,517)
Share of the profit or loss in associates and joint ventures	(3,709)	(499)
Decrease in capital	(30)	-
Write-off of investment	(10,112)	(218,659)
Translation adjustments	(848)	(54)
Ending balance	257,765	37,036

Transactions on most significant associates are described as follows:

i)    Gasoducto Sur Peruano S.A.

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano (hereafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereafter “CCDS”) through its subsidiary GyM S.A.  GSP signed on July 22, 2014, a concession contract with the Peruvian Government (Grantor) to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the Peruvian southern region.  Additionally, GSP signed an engineering, procurement, and construction (EPC) contract with CCDS. The Group made an investment of US$242.5 million (S/819 million) and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million (equivalent to S/887 million) and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million (equivalent to S/2,027 million).

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mining (hereafter “MEM”) notified the early termination of the Concession Contract based on the provisions of clause 6.7 of the concession agreement "Improvements to the country's energy security and development of the South Peru Gas Pipeline", as GSP failed to certify the financial closing within the established contractual deadline and proceeded to the immediate execution of the performance guarantee. This situation generated the execution of the collaterals offered by the Group for US$52.5 million (S/176.4 million nominal value) and US$129 million (S/433.3 million nominal value) for the corporate guarantee of the bridge loan granted to GSP.  Under the concession agreement, guarantees were paid on behalf of GSP, therefore the Company recognized a right to collect of US$181.5 million (S/613.3 million nominal value) and it was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, the delivery of the assets of GSP was formalized by agreement with MEM. As stated in the agreement, in December 2017, GSP substantially finalized the process of delivery of the concession’s assets to the administrator designated by the MEM for its custody and conservation. The assets include all the works, equipment and facilities provided for the execution of the project, as well as the engineering studies that were prepared by the concessionaire.

After the termination of the contract, the Peruvian Government had the obligation to apply Clause 20 of the contract, having to appoint a recognized international audit firm to calculate the Net Book Value (hereafter "VCN" for its Spanish definition “Valor Contable Neto”) of the concession assets and the subsequent call for up to three public auctions. The calculation of the amount of the VCN, was reviewed by an independent audit firm as of December 31, 2016, determining a VCN of US$2,602 million.

As of December 4, 2017, GSP entered into a bankruptcy proceeding that will be carried out by the National Institute for the Defense of Competition and Intellectual Protection of Peru (hereinafter, INDECOPI). The Group registered a claim for accounts receivable for US$0.4 million (S/1.4 million) and the fiduciary as administrator of the accounts receivable for US$169.3 million (S/572.1 million).  The process is in the debt recognition stage to determine the Creditors' Meeting.

The fair value of the investment in GSP is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan cession agreements between the Group and GSP partners.  Based on management’s estimate of such payments, an impairment of the investment value for US$220 million (S/739 million), corresponding to the year end 2019 US$65 million (S/218 million).  In addition, Management has applied a discount to the long-term account receivable from GSP of US$81.5 million (S/276 million), and at the same time was discounted under the cost amortized by US$17 million (S/58 million). In addition, the deferred asset was write off totaling US$54 million (S/180 million) related to income tax expense.  These effects amounted to US$163.5 million (S/552 million) before taxes recorded in the income statement for the year ended December 31, 2019 and US$54 million (S/180 million) related to income tax expense.

In the opinion of our internal and external legal advisors, the obligation of the Peruvian Government to GSP equivalent to the VCN of the concession’s assets is not within the scope of the retention provided for in Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

On December 21, 2018, Graña y Montero S.A.A. submitted to the Peruvian Government a request for direct negotiations towards the payment of the VCN in favor of GSP.  This request is based on the right that any creditor has to initiate the actions that its debtor does not take in order to collect a credit that would allow it to pay its debt, by virtue of article 1219 of the Peruvian Civil Code.  After the term of six months since the beginning of direct negotiations, Graña y Montero S.A.A. under the same title, it was in the possibility of initiating an arbitration proceeding against the Peruvian Government the payment through arbitration to the “Centro Internacional de Arreglo de Diferencias Relativas a Inversiones” (CIADI).

For this purpose, the Company submitted an arbitration request to CIADI on October 18, 2019, withdrawing from it on December 27 of the same year in compliance with a preliminary agreement of effective collaboration signed with the Public Prosecutor and the Ad Prosecutor Hoc on the same date.

Such withdrawal does not imply the loss of the Company's right of collection against GSP nor does it restrict, limit or obstruct the possibility that GSP has of exercising its rights against the Government in the future.

ii) Concesionaria Chavimochic S.A.C.

The entity was awarded the implementation of the Chavimochic irrigation project, including a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the effective concession period is 25 years, and the total investment amounts US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Not having reached an agreement, the arbitration process was initiated before the CNUDI, and the Arbitral Tribunal was installed.

Moreover, from 2018 to date, the Peruvian Government has been evaluating the modification of the Concession Contract, to determine a mechanism that allow the completion of the project, without resolution as of date.

11.   PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND RIGHT-OF-USE ASSETS

For the year ended December 31, 2018 and 2019, the movement in property, plant and equipment,  intangible assets and right-of-use assets accounts was as follows:

	Property,
	plant and	Intangibles	Right-of-use
	equipment	assets	assets

Net cost at January 1, 2018	865,735	940,070	-

Additions	83,186	104,042	-
Subsidiary deconsolidation	(292,156)	(72,127)	-
Transfers, disposals and adjustments	(24,154)	(12,818)	-
Deductions for sale of assets	(38,957)	-	-
Depreciation, amortization	(123,100)	(112,072)	-

Net cost at December 31, 2018	470,554	847,095	-

Net cost at January 1, 2019	470,554	847,095	-

Additions	80,558	137,624	101,745
Transfers, disposals and adjustments (*)	(27,412)	(27,223)	26
Deductions for sale of assets	(7,792)	-	-
Depreciation, amortization	(72,038)	(104,225)	(22,958)

Net cost at December 31, 2019	443,870	853,271	78,813

(*) Includes impairment of property, plant and equipment amounted to S/18.9 million, impairment of intangible assets amounted to S/42.2 million and a reversal of impairment of trademark amounted to S/20.7 million.

a)  Property, plant and equipment and right-of-use assets

As of December 31, 2018 and 2019, additions to property, plant and equipment comprise acquisition of machinery and equipment required for Group’s operations.

As of December 31, 2019, additions to right-of-use assets comprise the adoption of IFRS 16 explained in Note 3.1.

Depreciation of fixed assets, investment properties and right-of-use assets for the period is broken down in the statement of income as follows:

		At December 31,
	2018	2019

Cost of services and goods (Note 16)	81,199	95,445
Administrative expenses (Note 16)	5,135	1,907
(+) Depreciation discontinued operation	39,085	-
Total depreciation related to property, plant and equipment and investment property	125,419	97,352
(-) Depreciation of investment property	(2,319)	(2,356)
(-) Depreciation of right-of-use asset	-	(22,958)
Total depreciation of property, plant and equipment	123,100	72,038

b)  Intangible assets

As of December 31, 2018 and 2019, additions registered in intangible assets mainly comprise of investments in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon explotation services and in building  the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model).

Amortization of intangibles is broken down in the statement of income as follows:

		At December 31,
	2018	2019

Cost of services and goods (Note 16)	98,318	99,589
Administrative expenses (Note 16)	4,856	4,636
(+) Amortization discontinued operations	8,898	-
	112,072	104,225

Goodwill

Management reviews the results of its businesses based on the type of economic activity carried out.
Goodwill allocated to cash-generating units are:

	At	At
	December 31,	December 31,
	2018	2019

Engineering and construction	71,621	36,632
Electromechanical	20,737	20,735
IT services	930	930
	93,288	58,297

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal.  Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

As a result of these assessments, an impairment was identified in 2019 in Morelco S.A.. The impairment loss was generated due to the decrease in the expected cash flows, as a result of the reduction of contracts linked to the backlog. The amount of the impairment was S/33 million.

12.   BORROWINGS

This item comprises:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	-	119	-	-	-
Bank loans (a)	1,023,481	553,658	810,188	424,362	213,293	129,296
Finance leases	33,488	22,980	13,514	9,749	19,974	13,231
Lease liability for right-of-use asset (Note 3.2)	-	80,216	-	18,246	-	61,970
Other financial entities (b)	145,584	141,461	2,653	1,152	142,931	140,309
	1,202,672	798,315	826,474	453,509	376,198	344,806

a)   Bank loans

As of December 31, 2018 and 2019, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 1.6% and 15.8% in 2018 and between 1.0% and 12.0% in 2019.

				Current			Non-current
			At	At	At		At
	Interest	Maturity	December 31,	December 31,	December 31,		December 31,
	rate	date	2018	2019	2018		2019

GyM S.A.	1.00% / 11.00%	2023	227,770	170,798(iii)	-		26,401
Graña y Montero S.A.A.	9.10% / 10.10%	2022	206,836(ii)	112,854(iv)	125,547(i	)	-
Viva GyM S.A.	7.00% / 12.00%	2020	129,617	110,343	2,102		-
GMP S.A.	5.05% / 6.04%	2026	22,587	30,367	85,644		102,895
GyM Ferrovías	Libor USD 1M	2019	209,463	-	-		-
	+ 2%
Other minors	6.85%	2019	13,915	-	-		-
			810,188	424,362	213,293		129,296

i)  Credit Suisse Syndicated Loan

In December 2015, the Group entered into a US$200 million (equivalent to S/672 million) medium-term agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC.  The loan term was five years, with quarterly installments starting on the 18th month. The loan accrued interest at a rate of three months Libor plus 4.9% per year. The funds were used to finance the equity participation in GSP. On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

On June 26, 2019, the outstanding balance of the loan capital was fully paid.

ii)   GSP Bridge Loan

At December 31, 2016, the current balance of bank loans included US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP. On June 27, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/256.3 million), this amount was used to repay the GSP bridge loan.  The new loan would remain until June, 2020.

On June 28, 2019, the principal of the loan was fully paid.

iii)   Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives-DSD S.A. and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives - DSD S.A. and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of Graña y Montero S.A.A. and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). In August 2019, Tranche B was fully paid for the Group, equivalent to S/9.7 million and US$9.2 million. In September 2019, Tranche A was partially paid, for S/0.4 million and US$0.1 million. In October 2019, Tranche A was partially paid, for S/0.5 million.

As of December 31, 2019, and the date of this report, there was US$44.2 million (equivalent to S/146.6 million) outstanding under this agreement.

GyM S.A. requested a waiver for a change in the Financial Stability Framework Agreement, in which at least 50% of the amount of Tranche A (client invoices) and up to 50% of the amount of Tranche A (project valuations) should be presented;  the request was accepted by the lenders. As of December 31, 2019 and the date of this report, the value of client invoices and the value of project valuations is 65% and 134%, respectively, both percentages comply with the provisions of the approved dispensation.

As of December 31, 2019 and the date of this report, GyM is in compliance with the ratios established under the Financial Stability Framework Agreement.

iv)  CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period from and including the date that is 1 year after the Closing Date to but excluding the date that is 30 months after the Closing Date, 9.60%; and (iv) for the period from and including the date that is 30 months after the Closing Date to the third anniversary of the Loan, 10.10%.

The proceeds were used for working capital in Graña y Montero S.A.A, GyM S.A. and Adexus S.A. As of the date of this report, the principal amount outstanding under this loan is still US$35 million.

On November 21, 2019, due to the filing of a preventive bankruptcy process by its Chilean subsidiary, Adexus S.A., on November 19, 2019, Graña y Montero S.A.A. received a communication from CS Peru Infrastracture Holdings LLC informing of the occurrence of an event of default under the terms of the credit agreement, according to section 7.02(e) and 9.09 of said agreement. The event of default remains until this date. Notwithstanding, Graña y Montero S.A.A. is in process of obtaining a waiver from the creditor and does not have any information that allow them to believe that such waiver will not be granted.

b)  Other financial entities

Securitization of Norvial flows

At May 29, 2018 the Company subscribes an agreement between the Company and Inversiones Concesiones Vial S.A.C. ("BCI Peru") -whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) -  to monetize future dividends from Norvial S.A. to the Company. This operation has as a finality to reduce the indebtness of the Company.The amount of the transaction was US$42.3 millions and ended on June 11, 2018.

Likewise, it has been agreed that our company will have purchase options on 48.8% of Norvial's economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A.. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

c)  Fair value of borrowings

The carrying amount and fair value of borrowings are broken down as follows:

		Carrying amount		Fair value
	At	At	At	At
	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019

Bank overdrafts (Note 8)	119	-	119	-
Bank loans	1,023,481	553,658	1,152,885	571,776
Finance leases	33,488	22,980	38,399	23,023
Lease liability for right-of-use asset	-	80,216	-	96,753
Other financial entities	145,584	141,461	145,584	141,461
	1,202,672	798,315	1,336,987	833,013

As of December 31, 2019, the fair value is based on cash flows discounted using a rate based on the borrowing rate of 2.9% and 11.0% (2.4% and 8.9%  in 2018) and are included as Level 2 in the level of measurement.

13.    BONDS

This item is broken down as follows:

		Total		Current		Non-current
	At	At	At	At	At	At
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2019	2018	2019	2018	2019

GyM Ferrovías S.A.	611,660	618,497	13,422	15,742	598,238	602,755
Norvial S.A.	325,382	305,545	25,745	28,995	299,637	276,550
	937,042	924,042	39,167	44,737	897,875	879,305

a)  GyM Ferrovías S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. made an international issue of corporate bonds under Regulation S. The issue was made in soles VAC (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds mature in November 2039 and earn interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasico de Riesgo. As of December 31, 2019, an amortization has been made up to S/79 million (S/67.7 million as of December 31, 2018).

As of December 31, 2019, the balance includes accrued interest payable and VAC adjustments for S/86.8 million (S/72 million as of December 31, 2018).

At December 31, 2018 and 2019 the account movement  was as follows:

	2018	2019

Balance at January, 1	603,657	611,660
Amortization	(10,178)	(11,330)
Accrued interest	48,130	48,253
Interest paid	(29,949)	(30,086)
Balance at December, 31	611,660	618,497

As part of the structuring process of the bond, GyM Ferrovías S.A. committed to report and verify compliance with the following, measured based on their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times.
-	Maintain a constant balance in the minimum trust equal to one quarter of operation and maintenance costs (including the IGV).
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovías S.A. and Line One CPAO Purchaser LLC subscribed the contract for the sale and assignment of collection rights of the "Annual Payment for Complementary Investment (Complementary PAO)" derived from the Concession Contract up to an amount equivalent to US$316 million. The last payment for the sale of CPAO was made on December 10, 2019.

On August 23, 2017, GyM Ferrovías S.A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a loan contract for Working Capital for an amount equivalent to US$80 million to partially finance the Expansion Project of the Line 1 of the Lima Metro. In May, 2019, the Working Capital loan was fully paid, and the Working Capital Loan Agreement culminated.

b)       Norvial S.A.

Between 2015 and 2016, the subsidiary Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA.

The capital raised was used to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

At December 31, 2018 and 2019 the account movement  was as follows:

	2018	2019

Balance at January, 1	343,910	325,382
Amortization	(18,736)	(20,005)
Accrued interest	24,170	23,482
Capitalized interest	3,361	2,725
Interest paid	(27,323)	(26,039)
Balance at December, 31	325,382	305,545

As part of the process of bond structuring, Norvial S.A. engaged to adhere to the following covenants:

-	Debt service coverage ratio of not less than 1.3 times.
-	Proforma gearing ratio lower than 4 times.

The fair value of both obligations as of December 31, 2019 amounts to S/1,011 million (as of December 31, 2018 amounts to S/1,037 million), is based on discounted cash flows using rates between 4.32% and 7.59% (between 4.09% and 5.45% as of December 31, 2018) and is within level 2 of the fair value hierarchy.

As of December 31, 2018 and 2019, the subsidiaries GyM Ferrrovias S.A. and Norvial S.A. have complied with the covenants of both types of bonds.

14.   PROVISIONS

The movement of this item is as follows:

		Contingent
		liabilities
	Legal	resulting from	Provision for well
	contingencies	acquisitions	closure	Total

At January 1, 2018	23,364	7,249	16,804	47,417
Additions (a)	75,369	-	3,578	78,947
Reversals of provisions	(4,875)	(1,343)	-	(6,218)
Deconsolidation of subsidiaries	(2,340)	-	-	(2,340)
Reclasification to liabilities classified as held for sale	-	(1,093)	-	(1,093)
Payments	(6,615)	-	-	(6,615)
Translation adjustments	(175)	(315)	-	(490)
At december 31, 2018	84,728	4,498	20,382	109,608

At January 1, 2019	84,728	4,498	20,382	109,608
Additions (a)	194,969	-	30,998	225,967
Reversals of provisions	(5,440)	(4,349)	-	(9,789)
Payments	(914)	-	(1,264)	(2,178)
Translation adjustments	(94)	(149)	-	(243)
At december 31, 2019	273,249	-	50,116	323,365

a) Additions for legal contingencies

Civil compensation

As of December 31, 2019, the Group updated the present value of the estimated provision amounting to S/154 million (S/73.5 million as of December 31, 2018), corresponding to the legal contingency estimated by management for exposure of the Company and its subsidiaries to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la construcción.”

Securities Class actions NY SEC

Two securities class actions have been filed against the Company, and certain former employees in the Eastern District of New York during the first quarter of 2017.  Both complaints allege false and misleading statements during the class period.  In particular, they allege that the Company failed to disclose, among other things, that a) the company knew that its partner Odebrecht was engaged in illegal activities, and b) the Company profited from such activities in violation of its own corporate governance standards.  All parties have agreed to unify the two lawsuits and appoint a single lead plaintiff, with one single council to control the class action. On March 6, 2018, the court appointed Treasure Finance Holding Corp. as the plaintiffs' representative. After this, the Court could dismiss the claim or admit it.

As of December 31, 2019, the Company has made a provision of S/49.8 million (US$15 million) based on the estimation of the probable result of the Securities Class Actions process.

15.   CAPITAL

As of December 31, 2019, the capital of the Company is represented by 871,917,855 shares of a nominal value of S/1.00 each, all registered in the Public Registries.

As of December 31, 2018, the capital of the Company were represented by 729,434,192 shares of a nominal value of S/1.00 each, of which 660,053,790 were registered in the Public Registries and 69,380,402 were in process of registration formalization.

At December 31, 2019, a total of 218,043,480 shares were represented in ADS, equivalent to 43,608,696 ADSs at a rate of 5 shares per ADS. As of December 31, 2018, a total of 207,931,660 shares were represented by ADS equivalent to 41,586,332 ADSs.

16.   EXPENSES BY NATURE

For the year ended December 31, 2018 and 2019, this item comprises:

	Cost of
	goods and	Administrative
	services	expenses	Total
At December 31, 2018
Services provided by third-parties	1,064,687	98,060	1,162,747
Salaries, wages and fringe benefits	817,392	105,505	922,897
Purchase of goods	755,209	-	755,209
Other management charges	375,308	43,533	418,841
Amortization (Note 11 b)	98,318	4,856	103,174
Depreciation (Note 11 a)	81,199	5,135	86,334
Impairment of accounts receivable	45,658	19,418	65,076
Taxes	8,727	1,926	10,653
Inventory recovery	(26,993)	-	(26,993)
Impairment of property, plant and equipment	5,468	-	5,468
Total	3,224,973	278,433	3,503,406

At December 31, 2019
Services provided by third-parties	1,241,458	56,116	1,297,574
Salaries, wages and fringe benefits	929,356	117,371	1,046,727
Purchase of goods	647,502	-	647,502
Other management charges	618,016	31,113	649,129
Amortization (Note 11 b)	99,589	4,636	104,225
Depreciation (Note 11 a)	95,445	1,907	97,352
Impairment of accounts receivable	3,376	-	3,376
Taxes	4,568	2,451	7,019
Impariment of property, plant and equipment	3,907	-	3,907
Impairment of investments	255	-	255
Inventory recovery	(249)	-	(249)
Total	3,643,223	213,594	3,856,817

As of December 31, 2018, the subsidiary Viva GyM S.A. reverse the excess of provision for impairment in inventories for S/27.8 million.

17  OTHER INCOME AND EXPENSES

For the year ended December 31, 2018 and 2019, this item comprises:

	2018	2019
Other income:
Sale of fixed assets	26,007	12,748
Sale of investments	13,475	-
Reversal of legal and tax provisions	20	-
Present value of the liability from put option	6,122	-
Debt forgiveness with suppliers	-	18,973
trademarks revaluation	-	20,676
Recovery of provisions and accounting impairments	-	23,279
Profit from Mizuho agreement	-	89,688
Others	12,795	13,708
	58,419	179,072

Other expenditures:
Civil Repair to the Peruvian State (a)	73,500	69,150
Net cost of fixed assets disposal	36,931	25,318
Impairment of goodwill and trademarks	-	33,089
Asset impairment (b)	-	296,634
Investment impairment (c)	-	218,276
Legal litigation	-	49,754
Others	9,323	32,442
	119,754	724,663

	(61,335)	(545,592)

a) The Company increased the provision for civil repair explained in the note 14 for S/69 millionl

b) Mainly includes a provision for impairment of accounts receivable to GSP for S/276 million and assets write off in the subsidiary Promotora Larco Mar S.A. amounting S/18 million.

c) The subsidiary Negocios del Gas S.A. impaired its investments in Gasoducto Sur Peruano S.A. for S/218 million.

18.   INCOME TAX

These condensed interim consolidated financial statements for the period ended September 30, 2019, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31, 2019 is 68.25% (84.6% for the period ended December 31, 2018 ). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

19.   CONTINGENCIES, COMMITTMENTS AND GUARANTEES

In the opinion of management and its legal advisors, the provisions recorded primarily for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 14)

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Group amounts to S / 71.4 million according to detail:

- Contentious Administrative Process, before the Judicial Power regarding results of inspections by IGV from 1998 to 2002 for S / 0.6 million and for Income Tax and IGV from 2001 for S / 3.3 million.

- Complaint process, before SUNAT regarding the results of the tax inspections for Income Tax from 2012 to 2016 amounting to S / 48.5 million (S / 37.5 million corresponds to GyM SA, S / 3.7 million to Viva GyM SA, S / 6.1 million for GMI S.A. and S/1.2 million to Consorcio Río Mantaro.

- Appeal Process, before the Tax Court regarding the results of inspections for IGV for the year 2014 that amounts to S / 2.7 million (corresponding to the Consorcio Constructor Ductos del Sur), Income Tax from 2009 to 2013 that amounts to S / 16.1 million (S / 14.7 million for Graña y Montero SAA, S / 1.4 million for Viva GyM SA and Non-domiciled Income Tax for 2011 amounting to S / 0.1 million (corresponding to Viva GyM SA).

Management believes that all the aforementioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

- Civil lawsuits, mainly related to damages for damages, contract resolutions and obligations to add money amounting to S / 17.1 million (S / 0.3 million for GyM SA, S / 15.4 million correspond to Consorcio Constructor Ductos del Sur., S / 0.6 million to Consorcio Peruano de Conservación, S / 0.1 to Las Lomas SAC, S / 0.5 million to Consorcio Rio Urubamba and S / 1 to Consorcio Vial Ayacucho)

- Administrative contentious proceedings amounting to S / 0.6 million against OSINERGMIN corresponding to GMP S.A.

- Administrative processes amounting to S / 2.5 million (S / 1.08 million correspond to Viva GyM SA, S / 0.2 million to Consorcio Toromocho, S / 0.2 million to GMP SA, S / 0.34 million to GMVBS SA, S / 0.25 million to GyM SA, S / 0.34 million to Inmobiliaria Almonte SAC and S / 0.05 million to Terminals of Peru)

- Labor processes amounting to S / 16.76 million (S / 2.03 million correspond to Concar SA, S / 1.52 million to Consorcio GyM - Conciviles, S / 1 million to Consorcio Lima Commercial Activities, S / 2.04 million to GMP SA, S /8.9 million to GyM SA, S / 0.35 million to Morelco SA, S / 0.30 million to Consorcio Rio Mantaro, S / 0.15 million to Consorcio Tren electric, S / 0.14 million to GyM International Operations SAC, S / 0.03 million to Vial and Vives and S / 0.3 million to Servisel SA)

c) Letters of Credit and Guarantees

The Group had performace bonds and guarantees commitments with different financial institutions securing to secure transactions for US$376.1 million and US$13.9 million, respectively (US$471.6 million and US$13.9 million, respectively, as of December 31, 2018).

20.   DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in Note 12, the Company is unable to pay dividends as established in the Financial Stability Framework Agreement.

For the period ended December 31, 2019, the Group has paid dividends to its non-controlling subsidiaries in the amount of S/12.8 million (S/102.8 million for the same period in 2018).

21.   DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

As part of the process of divestments of non-strategic assets initiated by the Company; CAM Servicios del Peru S.A., CAM Chile S.A. and Stracon GyM SA were sold, during the year 2018 (completed).

Additionally, at December 31, 2018, the subsidiary Adexus S.A. has been reclassified as non-current assets held for sale (planned) at December 31, 2018 and 2019.

A. Discontinued operations

i) CAM Servicios del Peru S.A. and CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Peru S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Peru S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million) for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Peru S.A.  The net gain on the sale of both subsidiaries amounted to S/31.7 million.

ii) Stracon GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in Stracon GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid. The net gain on the sale amounted to S/41.9 million.

B.   Non-current assets held for sale

At December 31, 2018 and 2019, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A., whose main activity is to provide information technology solutions mainly in Chile and Peru.

On November 19, 2019, Adexus S.A. filed an application for reorganization under law 20 720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

The reorganization allows companies with temporary liquidity problems to obtain financial protection for a period of 30 days, extendable for a period of 60 days, with the support of their creditors, to prepare, propose and negotiate a plan to restructure their assets and liabilities.

On January 9, 2020, the Company communicated that the creditors committee of ADEXUS S.A. (hereinafter Adexus) approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus has achieved the restructuring of its liabilities while continuing to serve all its customers.

Although the Company investment in Adexus has been declared as an available-for-sale investment and on an exceptional basis, the Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the company.

Account balances are classified as assets held for sale taking into account that the Group has a sales plan defined within the next 12 months.

	At	At
	December 31,	December 31,
	2018	2019

ASSETS
Cash and cash equivalets	6,074	1,723
Accounts receivables, net	157,351	131,125
Inventories, net	3,999	2,828
Other assets, net	80,374	66,695
Total assets	247,798	202,371

LIABILITIES
Borrowings	71,810	91,396
Accounts payable	148,817	121,232
Deferred income tax liabilities	5,201	-
Total liabilities	225,828	212,628
Total net assets	21,970	(10,257)

22.    EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between December 31, 2019 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued